

05044843

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 18118

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2004 (MM/DD/YY) AND ENDING 09/30/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U S Securities International Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite1017
(No. and Street)

New York (City) NY (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Coppa 212)227-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC
(Name — if individual, state last, first, middle name)

120 Broadway Suite 940 (Address) New York (City) NY (State) 10271 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to t[h]
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm [
U S Securities International Corp, as [
September 30, 2005, are true and correct. I further swear (or affirm) that neither the compa[
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that [
a customer, except as follows:

Signature

Treasurer

Title

Notary Public

[PATRICIA] A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in K[ings] County
Commission Expires Sept. 30, 2006

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and t[he] Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of co[n]solidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous aud[it]

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
U.S. Securities International Corp.

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, which have been prepared on the basis of accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2005, and the results of its operations and retained earnings and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the supplementary schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
November 8, 2005

U.S. SECURITIES INTERNATIONAL CORP.

Statement of Financial Condition
For the Year Ended September 30, 2005

U.S. SECURITIES INTERNATIONAL CORP.
INDEX
YEAR ENDED SEPTEMBER 30, 2005


HAGAN & BURNS
CPA'S, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
U.S. Securities International Corp.

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. (the Company) as of September 30, 2005, which have been prepared on the basis of accounting principles generally accepted in the United States. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States.

Hagan & Burns CPA's Pc

Hagan & Burns CPA's P.C.

New York, New York
November 8, 2005

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED SEPTEMBER 30, 2005

Assets	
Cash and cash equivalents	$ 220,585
Receivable from clearing broker	52,949
Investment in securities	38,025
Deferred tax asset	38,618
Leasehold improvements, net of accumulated amortization of $11,810	17,715
Exchange membership, at cost (market value $650,000)	1
Other assets	12,837
Total Assets	$ 380,730
Liabilities And Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 62,233
Total Liabilities	62,233
Commitments And Contingent Liabilities	
Stockholders' Equity	
Common stock, $0.01 par value	
Nonvoting, authorized, 10,000 shares; issued and outstanding 86 shares	86
Voting, authorized 10,000 shares; issued and outstanding 6 shares	6
Paid in capital	90,146
Retained earnings	240,211
Less: advances to stockholders	(11,952)
Total Stockholders' Equity	318,497
Total Liabilities And Stockholders' Equity	$ 380,730

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

U.S. Securities International Corp. (the "Company") was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission and the NASD and is a member of the Chicago Board Options Exchange (CBOE).

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits.

Investment in Securities

Investment in securities, are valued at market value. The resulting difference between cost and market is included in current income.

Leasehold Improvements

Leasehold improvements are recorded at cost and amortization is provided principally on the straight-line method over the life of the lease.

NOTE 2—Receivable from Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2005 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares valued at $32,147 as of September 30, 2005.

NOTE 3--Stockholders' Equity – Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1.

As of September 30, 2005, the Company had net capital of $241,659 as compared with the required minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was .26 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 4-- Commitments And Contingent Liabilities

Leases

At September 30, 2005, the Company is obligated under a lease for office space which expires on November 30, 2008. The lease requires monthly rental payments of $4,275 per month through March 31, 2006, and monthly rental payments of $4,560 per month commencing on April 1, 2006 throughout the remainder of the lease. The lease s subject to escalation based on taxes and other costs. At September 30, 2005 the future minimum payment were as follows:

Year Ended	
2006	$ 53,010
2007	54,720
2008	54,720
2009	9,120
Total minimum lease payments	$ 171,570

NOTE 4-- Commitments And Contingent Liabilities (Continued)

Leases (con't)

The Company rents property on a monthly basis from a firm owned by an officer of the Company. For the year ended September 30, 2005, such rental payments aggregated $18,000 and are included in other expenses.

Litigation

The Company and the Company's clearing broker are defendants in a lawsuit brought by a customer. The customer is claiming a loss of $68,000. No amount has been accrued in these financial statements since the clearing broker has assumed responsibility for the loss in the customer's account and for the cost of defending the Company.

NOTE 5--Income Taxes

Income taxes are computed pursuant to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The Statement establishes financial accounting and reporting standards for the effects of income taxes that result from an enterprise's activities during the current and preceding years. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting at each year end and the statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Income tax expense is the tax payable for the period and the change during the period in deferred tax assets and liabilities.

The Company's provision for income tax consisted of state and local taxes which are currently payable and an adjustment to the deferred tax asset. The difference between the effective tax rate and the statutory rate is primarily attributable to the non-deductibility of a portion of entertainment expenses, state and local taxes and the adjustment to the deferred tax asset.

At September 30, 2005, the Company had a deferred tax asset of $38,618 which is primarily attributable to net operating loss carryforwards. A valuation allowance has not been placed against the deferred tax asset, as management believes that the benefit related to the deferred tax assets is more likely than not to be realized.

The Company files its tax returns on a June 30 fiscal year.

NOTE 6--Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering all eligible employees. For the year ended September 30, 2005, the Company has contributed $80,170 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2004 through September 30, 2005

NOTE 7--Advances to Shareholders

In 1974, concurrent with the formation of the Company, the Company advanced $12,702 to the shareholders under 4% demand notes. At September 30, 2005, shareholders' advances net of repayment were $11,952. All interest on the advances has been waived through September 30, 2005.

NOTE 8-- Leasing Income

The Company has an agreement to lease its seat on the Chicago Board Options Exchange. The lease is cancelable at six-month intervals. Lease payments are based on the average fair market value of the seat multiplied by a monthly interest factor. For the year ended September 30, 2005, the Company collected rentals in the amount of $58,321.

NOTE 9--Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 10--Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.